Exhibit 21.1

SUBSIDIARIES OF PATRIOT NATIONAL, INC.

NAME OF SUBSIDIARY	JURISDICTION OF INCORPORATION/ORGANIZATION

Patriot Services, Inc.	Delaware

Contego Services Group, LLC[1]	Delaware

Contego Recovery, LLC	Delaware

Contego Investigative Services, Inc.	Delaware

Patriot Recovery Services, Inc.	Delaware

Carrier and Technology Solutions, Inc.	Delaware

Patriot Captive Management, Inc.	Delaware

Patriot Captive Management (Cayman), Ltd.	Cayman Islands

Patriot Captive Management (Bahamas), Ltd.	Bahamas

Patriot Risk Services, Inc.	Delaware

Patriot Claim Services, Inc.	Delaware

Patriot Care, Inc.	Delaware

Patriot Care Holdings, Inc.	Delaware

Patriot Care Services, Inc.	Delaware

Patriot Care Management, Inc.	Delaware

Forza Lien, Inc.	Delaware

Patriot Underwriters, Inc.	Delaware

[1]	Patriot National, Inc. owns, directly or indirectly, 100% of its subsidiaries with the exception of Contego Services Group, LLC, in which Steven M. Mariano maintains a 3% membership interest.